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                                                                     Exhibit 2.5

                           OPTION AGREEMENT AMENDMENT

                  THIS OPTION AGREEMENT AMENDMENT (the "Amendment") is made as of December 14, 2000 (the "Effective Date") by and between PRINCETON REVIEW OPERATIONS, L.L.C., a Delaware limited liability company ("TPR"), on the one hand, and PRINCETON REVIEW OF BOSTON, INC., a Massachusetts corporation; and PRINCETON REVIEW OF NEW JERSEY, INC., a New Jersey corporation (collectively, the "Sellers"), on the other.

                                    Recitals

                  A. TPR and the Sellers are parties to an Option Agreement dated May 30, 2000 (the "Option Agreement"), which provides TPR the option to acquire the Franchised Businesses (as defined in the Option Agreement) operated by Sellers if an initial public offering of the common stock (the "Stock") of TPR's affiliate, The Princeton Review, Inc. (the "Parent"), takes place and the Stock becomes listed on the NASDAQ national stock market or another national exchange for publicly-traded securities.

                  B. The Sellers and TPR wish to amend the Option Agreement as set forth below.

                  NOW, THEREFORE, in consideration of their mutual undertakings hereunder, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. Definitions. Capitalized terms used but not defined in this Amendment shall have the same meaning as in the Option Agreement and the schedules and exhibits thereto.

         2. Grant of Option. Section 1 of the Option Agreement is amended to provide that the aggregate Purchase Price shall be $13,800,000.

         3. Exercise of Option. Section 2 of the Option Agreement is amended to provide that the Purchase Option may be exercised, and the Closing of the purchase of the Franchised Businesses may occur, before an initial public offering of the Stock takes place. The parties acknowledge that TPR is currently negotiating for a new round of mezzanine financing. TPR agrees that the Purchase Option shall be deemed to be automatically exercised, and the Exercise Notice shall be deemed given, without any additional action by or on behalf of TPR or the Sellers, upon the execution of a loan agreement (the "Closing") in connection with a financing that will provide net proceeds to TPR of $10 million or more (the "Financing"). TPR shall provide Sellers with notice of the Closing of the Financing (the "Notice") pursuant to the provisions of Section 16 of the Option Agreement. The failure of TPR to provide Sellers with the Notice or the insufficiency or inadequacy of the Notice shall in no way alter the effectiveness of automatic exercise of the Purchase Option. If TPR has not had the Closing within seven (7) days after the execution of this Amendment, TPR and the Sellers will each have the right to terminate this Amendment by written notice to the other. If either party gives notice of termination of this Amendment under this Paragraph 3, this Amendment shall be null and void,


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and the parties shall revert to the original terms of the Option Agreement.
Further, TPR and Sellers hereby confirm that the duration of the Option Term has not been extended and shall end at 11:59 PM on December 31, 2000.

         4. Financial Statements. Section 3.3 of the Option Agreement is amended by adding the following new paragraph to be the second full paragraph of Section 3.3:

                           "The Sellers shall deliver to TPR audited financial statements for each Seller for the year ended December 31, 2000 (the "Y2K Financials"), on or before March 1, 2001. The Sellers represent that for year 2000, Revenues shall be not less than $11,800,000 and the sum of EBITDA and Adjustments shall be not less than $3,200,000, using all the calculation methodologies and definition standards that generally apply to Schedule 2 of this Agreement and as are described in the foregoing paragraph (such amounts being the "2000 Results"). TPR shall have the right to terminate the Purchase Agreement without incurring the costs to Sellers set forth in Section 13 if the Y2K Financials are not delivered to TPR on or before March 1, 2001 or if the Y2K Financials reveal that either of the 2000 Results is overstated by more than 5%."

         5. Exhibit B Note. The terms of the Note, attached as Exhibit B to the Purchase Agreement, shall be amended as follows.

                  a. Interest Adjustment. The first paragraph of the Note is hereby amended in its entirety to be replaced with the following paragraph:

                  FOR VALUE RECEIVED, [Maker's name], a [State of Incorporation] corporation (the "Maker"), with principal offices at [Maker's Address], promises to pay to the order of Princeton Review of Boston, Inc. ("PRB"), a Massachusetts corporation, for itself and as agent for Princeton Review of New Jersey, Inc. ("PRNJ"), with principal offices at [Lender's Address], the principal sum of Three Million One Hundred Twenty-Five Thousand Dollars ($3,125,000), with interest on the unpaid principal balance from time to time outstanding accruing at the rate of eight and one-quarter percent (8.25%) per annum until maturity and payable as set forth herein, subject to adjustment as provided in the following sentence. In the event that the closing of the Parent's initial public offering has not occurred within twenty-four (24) months following the Closing Date, or the Sellers are otherwise unable to convert the Note during the Option Period due to applicable requirements or restrictions of federal or state securities laws including those relating to an issuer in registration (any such period restricting conversion, a "Blackout Period"), then the interest on the unpaid principal balance from time to time outstanding shall increase so that it shall thereafter accrue at the rate of eleven and one-quarter percent (11.25%) per annum until maturity; provided that


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          if the closing on the Parent's initial public offering occurs thereafter, the interest rate shall revert back to eight and one-quarter percent (8.25%) per annum until maturity. Upon the occurrence of an Event of Default (as defined herein) this Note shall bear interest at the rate of twelve percent (12%) per annum (the "Default Rate"); provided, that the Default Rate shall be fifteen (15%) per annum during any period of an Event of Default that this Note would otherwise be bearing interest at the rate of eleven and one-quarter percent (11.25%) per annum. Notwithstanding any other provision hereof, Lender does not intend to charge and Maker shall not be required to pay any interest or other fees or charges in excess of the maximum permitted by applicable law; any payments in excess of such maximum shall be credited to reduce principal hereunder or, at Lender's option, refunded to Maker."

                  b. Conversion of Principal. Section 1(d) of the Note (attached as Exhibit B to the Purchase Agreement) is amended to provide that the Option Period for conversion of unpaid principal to Stock shall begin on the first (1st) anniversary of the closing of the initial public offering of the Stock and end on the sixtieth (60th) day after such anniversary date; provided that if the Note is unable to be converted due to the pendency of a Blackout Period, then the Option Period will be extended so that the period during which the Note is convertible shall be not less than 60 days.

                  c. Changes Requested by Institutional Lender. In addition to the foregoing, the Note shall be amended as follows to accommodate the request of the institutional lender in connection with the
                           Financing:

                  (i) Section 5 of the Note is amended by adding the phrase "or any Late Fee hereunder" after the phrase "the payment of the principal of and interest on this Note" in the fourth line thereof.

                  (ii) Section 3(a) is amended by adding the following sentence, to be the last sentence of Section 3(a):

                           "Notwithstanding anything herein to the contrary, no Event of Default shall occur (and no acceleration of principal and interest shall occur hereunder) by reason of, or during the periods that, suspension of principal and interest payments on this Note have occurred pursuant to the provisions of Section 5(b) hereof."

                  (iii) Section 5(a) is amended to (i) insert the phrase "(x) in cash or (y) with the consent of the holders of Senior Indebtedness, in-kind or in a combination of cash and in-kind," after the word "full" in the second line thereof and (ii) insert the phrase "and with substantially the same interest and payment terms" after the word "tenor" in the ninth line thereof.

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                  (iv)     Section 5(b) of the Note is amended by deleting the
                           phrase "for a period up to ninety (90) days and thereafter if judicial proceedings shall have been instituted with respect to such defaulted payment, or (if a shorter period)" in the fourth through sixth lines thereof. Additionally, the following paragraph is hereby added to be the second full paragraph of
                           Section 5(b):

                           "If any Event of Default (as such term, for this paragraph only, is defined in that certain Loan Agreement by and among The Princeton Review, Inc., certain of its subsidiaries, Reservoir Capital Partners, L.P., as Administrative Agent, and certain other lenders) occurs other than in the payment of the principal of or interest on any Senior Indebtedness and during the continuance of such default for a period up to one hundred and eighty
                           (180) days, or (if a shorter period) until such Event of Default has been cured or waived in writing by such holder of Senior Indebtedness, then and during the continuance of such event no payment of principal or interest on this Note shall be made by the Maker or accepted by any holder of this Note who has received notice from the Maker or from a holder of Senior Indebtedness of such event."

                  (v) Section 5(h) is amended by adding the following new sentence, to be the last sentence of Section 5(h):

                           "Without limitation, the term "institutional lender" in the Note shall include Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P., Reservoir Capital Master Fund, L.P., SGC Partners II, LLC, Olympus Growth Fund III L.P., Olympus Executive Funds L.P. and each of their successors and assigns."

                  d. Payments Held in Trust. Section 5(c) of the Note is amended to add the following sentence to appear at the end of Section 5(c): "Notwithstanding the foregoing, the parties understand and agree that payment of principal, interest and fees may be made in accordance with the terms of this Note so long as none of the events described in Section 5(b) has occurred."

         6. Exhibit B-1 Note. There shall be a new note (the "Second Note"), to be attached as Exhibit B-1 to the Purchase Agreement, which shall have identical terms to the Exhibit B Note as amended pursuant to Section 4 above, except that
(i) the principal sum thereunder shall be $500,000, (ii) all unpaid principal and accrued interest (comprising interest not already paid on a quarterly basis in accordance with Section 1(a) of the Second Note) shall be due and payable on the last Business Day of the forty-eighth month after the issuance of the Second Note


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and (iii) Section 1(d) shall be deleted in its entirety and Section 4.2.3 of the Purchase Agreement shall not apply to the Second Note which shall not be convertible into Stock.

         7.       Purchase Price.

                  a. Purchase Price. Section 4.1 of the Purchase Agreement is amended to delete "Twelve Million Five Hundred Thousand Dollars ($12,500,000)" and to substitute "Thirteen Million Eight Hundred Thousand Dollars ($13,800,000)".

                  b. Payment on Closing. Section 4.1.1 of the Purchase Agreement is amended to read as follows:

                                    "4.1.1 To the Sellers, an amount equal to
                           the Purchase Price (i) minus the original principal amount of the Notes as provided in Section 4.2 below;
                           (ii) minus the amounts paid to the Stockholders under Sections 4.1.2 and 4.1.3 below; (iii) minus the aggregate amount of the student deposits referred to in Section 1.2.4; (iv) plus the aggregate amount of the Lease deposits to be reimbursed by Buyer under
                           Section 1.3.2; (v) plus or minus the net amount of the Closing adjustments between the Sellers and Buyer pursuant to Section 5.1, to the extent determined by the parties as of Closing; (vi) plus the aggregate amount of Seller's documented out-of-pocket expenses for SAT teacher hiring and training in January and February 2001, such amount not to exceed $75,000;
                           (vii) plus (a) 100% of the prepaid advertising and marketing expenses incurred by the Sellers to third parties in connection with the Spring 2001 SAT courses if the date of the Closing occurs prior to February 6, 2001 or (b) 50% of such expenses if the date of the Closing occurs on or after February 6, 2001 and prior to March 12, 2001; (viii) plus an amount equal to all fees that have been paid by Seller to Buyer or its affiliates in the fourth quarter of 2000 in connection with GEPA course materials;"

                  c. Noncompete Payment. Section 4.1.2 of the Purchase Agreement is amended in its entirety to be replaced with the following sentence: "To Rob Cohen, in consideration of his obligations under Section 12 below, the sum of Two Hundred Thousand Dollars ($200,000)." Section 4.1.3 of the Purchase Agreement is amended in its entirety to be replaced with the following sentence: "To Matthew Rosenthal, in consideration of his obligations under Section 12 below, the sum of Four Hundred Thousand Dollars ($400,000)."

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                  d.       Notes. The introductory portion of Section 4.2 of the
                           Purchase Agreement is amended to read as follows:

                                    "4.2 At the Closing, Buyer shall execute and
                           deliver to the Sellers promissory notes in the forms of Exhibit B and Exhibit B-1 to this Agreement (each, a "Note"). The original principal amount of the Exhibit B Note will be Three Million One Hundred Twenty-five Thousand Dollars ($3,125,000) and the original principal amount of the Exhibit B-1 Note will be Five Hundred Thousand Dollars ($500,000)."

                           The Purchase Agreement is amended to substitute the phrase "each Note" for the phrase "the Note" in every instance except in Section 4.2.3 which shall be amended to read in its entirety as follows: "The Sellers shall have a one-time right to convert the principal due under the Note attached as Exhibit B to additional Stock, as provided in the Note attached as Exhibit B."

         8. Employment Agreement. Section 7 of the Purchase Agreement is hereby amended to add a new subparagraph 7.14 which shall be:

                                    "7.14 Rob Cohen shall execute and deliver an
                           employment agreement with Buyer, or an affiliate of Buyer, in substantially the same form as was provided to Rob Cohen by Buyer on December 14, 2000 (the "Proposed Agreement"), the final form of which shall have the same compensation, noncompete, term and confidentiality provisions as set forth in the Proposed Agreement."

         9. Fee Waiver. TPR agrees to waive all fees that may otherwise be due to it from Sellers in connection with the MCAS course materials.

         10. Good Faith Negotiations. TPR acknowledges that the Sellers have acted in good faith in agreeing to the terms and conditions set forth in Subsection 5(c) above in regard to the subordination provisions of the Note, and each of TPR and Sellers agree that they have no basis to terminate the Purchase Agreement pursuant to Section 4.2.2 thereof.

         11. Termination. This Amendment may be terminated together with or separately from the Option Agreement under Section 12 of the Option Agreement; provided, that the termination of this Amendment pursuant to Paragraph 3 hereof will not terminate the Option Agreement unless the Option Agreement is also being terminated by its terms at the same time.

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         12. Good Standing. At the request of Sellers, TPR will provide the
Sellers with a certificate from the State of Delaware demonstrating that TPR is duly organized and in good standing.

         13. Effect of Amendment. Subject to nullification as provided in Paragraph 3 above, this Amendment shall constitute an integral part of the Option Agreement. Except as expressly modified and supplemented by Paragraphs 2 through 10 above, the terms and conditions of the Option Agreement and the schedules and exhibits thereto are hereby ratified and confirmed.



                            [SIGNATURE PAGE FOLLOWS]

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                  IN WITNESS WHEREOF, each Seller and TPR have executed this
Agreement by their duly-authorized representatives, effective as of the date first above written.


PRINCETON REVIEW OF BOSTON, INC.


By:   /s/ Rob Cohen
Its:  Vice President


PRINCETON REVIEW OF NEW JERSEY, INC.

By:  /s/ Rob Cohen
Its: President


PRINCETON REVIEW OPERATIONS, L.L.C.


By:  /s/ Mark Chernis
         Mark Chernis
         Chief Operating Officer

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